FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 28, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces the Results of the Annual General Meeting of Shareholders

June 28, 2018

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading Russian telecommunications operator and digital service provider, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 28, 2018.

At the meeting, the following resolutions were adopted:

•                  To approve final annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADR), or in total RUB 46,762,117,225 based on the full-year 2017 financial results. The record date for the Company’s shareholders and ADR-holders entitled to receive dividends for the full year 2017 has been set for July 9, 2018. The dividend payment will be completed before August 13, 2018;

•                  To approve the Company’s Annual Report and Annual Financial Statements, including the Company’s Profit & Loss Statement, as well as the distribution of profits and losses of MTS PJSC based on FY2017 results (including payment of dividends);

•                  To elect the following persons to the MTS Board of Directors:

•                  Mr. Alexey Katkov, Managing Partner at Sistema PJSFC;

•                  Mr. Alexey Kornya, President and Chief Executive Officer of MTS;

•                  Mr. Artem Zassoursky, Vice President, Head of Strategy, Member of the Board of Directors at Sistema PJSFC;

•                  Ms. Regina von Flemming, Independent Director;

•                  Mr. Ron Sommer, Chairman of the Board of Directors of MTS;

•                  Mr. Stanley Miller, Independent Director;

•                  Mr. Thomas Holtrop, Independent Director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema PJSFC;

•                  Mr. Wolfgang Schussel, Independent Director.

•                  To elect members of the Company’s Revision Commission;

•                  To approve Deloitte and Touche CIS CJSC as MTS’ auditor;

•                  To approve the Company’s Charter as amended and restated;

•                  To approve MTS Regulation on the Board of Directors as amended and restated;

•                  To approve MTS Regulations on remunerations and compensations payable to the members of the Board of Directors as amended and restated;

•                  To approve the reorganization of the Company through the consolidation of subsidiaries with MTS PJSC; and

•                  To approve the reduction of the Company’s share capital as a result of the consolidation of subsidiaries with MTS PJSC.

At a subsequent meeting of the Board of Directors, the Board took the following decisions:

•                  To reappoint Mr. Ron Sommer as Chairman of the Board of Directors;

•                  To elect Mr. Vsevolod Rozanov as Deputy Chairman of the Board;

•                  To appoint  Mr. Maxim Kalinin as Secretary of the Board of Directors;

•                  To confirm the status of Mr. Thomas Holtrop and Mr. Stanley Miller as independent directors;

•                  To form the membership of the following committees under the Board of Directors: Remuneration and Nominations Committee, Audit Committee, Budget Committee, Strategy Committee, Corporate Governance Committee and Special Committee of independent directors; and

•                  To approve a repurchase program of MTS shares of Common Stock (including shares of Common Stock represented by ADSs) in the amount of RUB 30 bln over two years.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: June 28, 2018

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